June 15, 2007

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 03-09
Washington, DC 20549

Re:	Old Republic International Corporation
Form 10-K, fiscal year ended December 31, 2006
Form 10-Q, for the quarter ended March 31, 2007
File No. 001-10607

Dear Mr. Rosenberg,

We have reviewed the comments on our above referenced filing in your letter dated June 5, 2007.  Old Republic’s response to the Commission’s comments is as follows:

Form 10-K for the year ended December 31, 2006

Exhibits 31:  Certifications

Comment 1

Old Republic represents that future periodic report filings will include the wording of the certifications exactly as presented in Item 601(b)(31) of Regulation S-K without the use of the words annual or quarterly.

Form 10-Q for the quarter ended March 31, 2007

Notes to Consolidated Financial Statements
Note 1:  Accounting Policies and Basis of Presentation, page 7

Comment 2

The Commission’s letter refers to the Company’s disclosure regarding the adoption of FIN 48.  The comment indicates that the disclosure is unclear as to whether the unrecognized tax benefits and related interest and penalty accruals are material.  The letter requests that we provide in a disclosure-type format revised adoption disclosure that provides the information outlined in Appendix A to the November 21, 2006 AICPA SEC Regulations Committee discussion document, as revised on February 6, 2007.

We are aware of the quantitative disclosure requirements emanating from the technical literature referenced above.  In preparing the March 31, 2007 10-Q we evaluated these disclosure requirements after consideration of the immaterial nature (less than $2 million on total assets of $12.7 billion and total shareholders’ equity of $4.4 billion) of the Company’s unrecognized tax benefits, including interest and penalty accruals and concluded that such disclosure was not meaningful.  Our footnote disclosure indicated that the adoption of FIN 48 did not have a material effect on the Company’s consolidated financial statements.  We will modify the disclosure in subsequent reports to include the following:

The Company’s unrecognized tax benefits, including interest and penalty accruals, are not considered material to the consolidated financial statements and did not change significantly upon the adoption of FIN 48.  There are no tax uncertainties that are expected to result in significant increases or decreases to unrecognized tax benefits within the calendar year 2007.

Management Analysis of Financial Position and Results of Operations
Incurred Loss Experience, page 25

Comment 3

The comment indicates that the Company has not provided sufficient disclosure for the reasons behind the significant increase in severity of claims in the mortgage guaranty segment or the expectations of greater claims frequency and severity.  Additionally, the comment requests that the Company specifically discuss its exposure to defaults on sub-prime mortgages and the impact these defaults have had or are reasonably likely to have on its recorded reserves, if any.

In order to clarify the Company’s disclosures in this area we propose to replace the disclosure beginning in the first full paragraph on the top of page 26 in the March 31, 2007 Form 10-Q with the following disclosure on a prospective basis, as applicable:

The mortgage guaranty claims ratios have continued to rise in recent years, principally reflecting higher paid losses, as well as expectations of greater claim frequency and severity.  The most recent quarterly claim ratio comparisons reflect a significant increase due primarily to increasing loss severity.  Claim severity has trended upward primarily due to loans with larger unpaid principal balances and corresponding risk moving into the primary default period along with a lower level of mitigation potential due to the slowing of housing appreciation levels.  Expectations of greater claim frequency are impacted by several factors including: our outlook for the housing market, tightening lending standards which effect borrowers’ ability to refinance troubled loans, the aging of the bulk business, and the state of the economy overall, especially employment levels.

While there is no consensus in the marketplace as to the precise definition of “sub-prime” we view loans with FICO scores less than 620, loans underwritten with reduced levels of loan documentation and loans with loan to value ratios in excess of 95% as having a higher risk of default.   Risk in force concentrations by these attributes are disclosed on pages 20 and 21 for both traditional primary and bulk business channels.  The traditional primary business is less exposed to loans exhibiting higher risk attributes.  Conversely, while the bulk business includes a higher concentration of higher risk loans, particularly loans with low FICO scores, it represents a much smaller percentage of the total risk in force.  Typically premiums received for these products are higher than more traditional products to compensate for the additional risk.  As anticipated, defaults attributable to higher risk loans continue to increase as the loans age, however, they did not significantly impact the claim ratio for the first quarter of 2007.

*****

With this letter Old Republic also acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Commission staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the discussion above is responsive to the Commission’s comments.  Please feel free to contact me at (312) 762-4229 if you have any comments or questions.

Very truly yours,

/s/ Karl W. Mueller
Karl W. Mueller
Senior Vice President and Chief Financial Officer

cc:	A.C. Zucaro
Chairman and Chief Executive Officer

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